Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109	T: 617.570.1000 F: 617.523.1231 goodwinprocter.com

March 23, 2016

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Christina Chalk, Special Counsel,

Office of Mergers and Acquisitions

Re:	iRobot Corporation
PREC14A filed March 18, 2016
File No. 001-36414

Dear Ms. Chalk:

This letter is being submitted on behalf of our client, iRobot Corporation (the “Company”), in response to comments contained in the letter dated March 22, 2016 from Christina Chalk, Special Counsel, Office of Mergers and Acquisitions of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Preliminary Proxy Statement on Schedule 14A that was filed on March 18, 2016 (the “Preliminary Proxy Statement”). The Company is concurrently filing Amendment No. 1 to the Preliminary Proxy Statement (“Amendment No. 1”), which includes changes in response to the Staff’s comments. For your convenience, we are also delivering to you by email a marked copy of Amendment No. 1, showing the Company’s changes to the Preliminary Proxy Statement.

For reference purposes, the Staff’s numbered comments have been reproduced in italics herein with responses immediately following such comment. Page references in the responses refer to the pages in Amendment No. 1.

Background of the Solicitation, page 4

1.         Summarize the settlement discussions with Red Mountain in December 2015 and the first half of January 2016.

Response to Comment No. 1:

United States Securities and Exchange Commission

March 23, 2016

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure accordingly. Please see the revised disclosure on pages 6 and 7 of Amendment No. 1 in response.

2.         On page 9 of the proxy statement, you state that the Board rejected Mr. Mesdag because, in your view, he does not have the skills the Company is looking for in a director. Given your settlement proposals and discussions with Red Mountain concerning board representation among other matters, explain specifically what skills he lacks, in the Company’s opinion.

Response to Comment No. 2:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure accordingly. Please see the revised disclosure on page 9 of Amendment No. 1 in response.

*      *      *

The undersigned, on behalf of the Company, hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

March 23, 2016

Should you have any further comments or questions with regard to the foregoing, please do not hesitate to contact the undersigned by phone at 617-570-1633 or by email at jjohnson@goodwinprocter.com.

Sincerely,

/s/ Joseph L. Johnson
Joseph L. Johnson

Cc:	Colin M. Angle
Glen D. Weinstein

iRobot Corporation